Enterra Energy Trust Further Increases Revenue and Reserves Value

with a Second Revised Midstream Marketing Contract

Calgary, Alberta – (Marketwire – May 12, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) has signed a revised contract with a second midstream company that provides marketing services for some of the Trust’s Oklahoma production.  The renegotiated contract, effective January 1, 2008, has an extended term and covers an expanded area of production. It will have a significant positive impact on revenue and reserve value.

•

61% of Enterra’s gas production in Oklahoma affected;

•

24% improvement in effective gas pricing for production covered by this contract;

•

10% increase in the total value of the Trust’s proved plus probable reserves (based on NPV 10% at December 31, 2007, excluding properties sold subsequent to year end).

Jim Tyndall, Enterra’s Chief Operating Officer said, “We have been working diligently in the new year to renegotiate existing contracts between Enterra and its midstream marketers.  This new contract adds substantial revenue from our high heat value natural gas, and would add $41.2 million to the value of our 2007 year end proved plus probable reserves.  We are pleased to have achieved this result.”

With the $9.6 million added by the contract announced on May 9, 2008, Enterra’s total proved plus probable reserve value would increase by approximately 12% to $481 million.

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com